Exhibit 99.1

October 13, 2017

SendGrid, Inc.

1801 California Street, Suite 500

Denver, Colorado 80202

Dear Sirs:

We, Egg Strategy, Inc. of 909 Walnut Street, Suite 200, Boulder, CO 80302, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of SendGrid, Inc. and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

Yours faithfully,

/s/ David A. Trifiletti

David A. Trifiletti
General Manager
For and on behalf of Egg Strategy, Inc.

SCHEDULE

Quote 1: “67% of consumers between the ages of 13-50 believe that email is essential to their lives and 74% said email is their preferred communication method with companies.”

Quote 2: “According to a 2017 study that we commissioned from Egg Strategy, Inc., a consumer research and brand strategy consulting firm, 67% of consumers between the ages of 13-50 believe that email is essential to their lives and 74% said email is their preferred communication method with companies or brands. In fact, over the next five years, 83% of Generation Z consumers (ages 13-21) expect to increase or maintain their email usage, the most of all generations studied.”